EXHIBIT 99.1

Brookfield Business Partners Announces Entry Into  Automatic Purchase Plan and Update to Normal Course Issuer Bid

BROOKFIELD NEWS, Jan. 03, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") today announced that, in connection with its normal course issuer bid which commenced on August 15, 2018 (“NCIB”), it has entered into an automatic purchase plan with its designated broker. The automatic purchase plan, which has been pre-cleared by the Toronto Stock Exchange (“TSX”), will allow for the purchase of Brookfield Business Partners’ outstanding limited partnership units (the “Units”), subject to certain trading parameters, at times when Brookfield Business Partners ordinarily would not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, Units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The automatic plan commences on January 3, 2019 and terminates on August 14, 2019. The actual number of Units purchased under the automatic plan, the timing of such purchases and the price at which Units are purchased will depend upon future market conditions.

Brookfield Business Partners also announced that the TSX accepted a notice filed by Brookfield Business Partners of its intention to amend its existing NCIB to permit the purchase of Units through the facilities of designated exchanges and alternative trading systems in Canada and the United States in addition to the facilities of the TSX and NYSE. The maximum number of Units which may be repurchased under the NCIB will also be amended from 3,371,900 Units, being 10% of the public float, to 3,309,289 Units, which equals 5% of the total issued and outstanding Units.

Brookfield Business Partners believes that in the event the Units trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds. As of the close of business on January 3, 2019, 20,400 Units have been repurchased pursuant to the existing NCIB.

Repurchases will terminate on August 14, 2019, or earlier should Brookfield Business Partners complete its repurchases prior to such date. All Units acquired under the NCIB will be cancelled.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (EURONEXT: BAMA), a leading global alternative asset manager with more than $330 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com

Media Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com Investor Relations Gwyn Hemme Brookfield Business Partners Tel: +1 416 359 8632 Email: gwyn.hemme@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “expect”, “increase”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.